

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2014

Via E-mail
Mr. David J. Oakes
Chief Financial Officer
DDR Corp.
3300 Enterprise Parkway
Beachwood, OH 44122

> **Re: DDR Corp.**
> **Form 10-K for year ended December 31, 2013**
> **Filed on February 28, 2014**
> **File No. 001-11690**

Dear Mr. Oakes:

We have reviewed your response letter dated May 7, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K/A for the year ended December 31, 2013

Exhibit 99.1

1.   We note your response to our prior comment two. Please provide us with your 2012 Rule 3-09 significance tests for DDRM Properties LLC based on the recast amounts.

       You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3629 if you have questions.

                                             Sincerely,

                                             /s/ Kevin Woody

                                             Kevin Woody
                                             Branch Chief